SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-22754

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Urban Outfitters 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Urban Outfitters, Inc.

1809 Walnut Street

Philadelphia, PA 19103

URBAN OUTFITTERS 401(k) SAVINGS PLAN

YEARS ENDED DECEMBER 31, 2004 AND 2003

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Urban Outfitters 401(k) Savings Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2004 and 2003 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the schedule of assets held for investment purposes at end of year at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The information in the schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mantas, Ohliger, McGary & Quinn, P.C.
Mantas, Ohliger, McGary & Quinn, P.C.
King of Prussia, Pennsylvania
June 22, 2005

URBAN OUTFITTERS 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004		2003
Investments, at fair value:
Urban Outfitters, Inc. common stock	$11,215,778	(a)	$4,683,983	(a)
Pooled shares of registered investment companies:
American Century Equity Growth Fund	331,674		222,278
American Century GNMA Fund	267,065		200,325
American Century Income and Growth Fund	533,473		299,829
American Century Ultra Fund	380,573		248,108
BlackRock Index Equity Class A Fund	855,120		481,988
BlackRock Money Market Fund	2,304,327	(a)	1,958,681	(a)
BlackRock Small Cap Growth Equity Class A Fund	480,913		258,935
Fidelity Advisor Government Investment Fund	401,941		278,874
Janus Adviser Capital Appreciation Fund	1,059,567	(a)	744,528	(a)
Janus Adviser Growth and Income Fund	996,668		703,371	(a)
Janus Adviser Growth Fund	617,992		509,699
Janus Adviser Worldwide Fund	727,483		563,472	(a)
Participant loans	373,871		192,724

	20,546,445		11,346,795

Contributions receivable:
Participants	—		9,597
Employer	—		1,948

	—		11,545

Total assets	20,546,445		11,358,340

Liabilities:
Accrued expenses	23,416		12,196
Refundable contributions	145,749		177,975

Total liabilities	169,165		190,171

Net assets available for benefits	$20,377,280		$11,168,169

(a)	represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2004	2003
Additions to net assets attributed to:
Investment income, interest and dividends	$57,711	$47,329
Net appreciation in fair value of investments	7,006,114	3,954,567

	7,063,825	4,001,896

Contributions:
Participants	2,440,477	1,781,133
Employer	513,426	381,071
Rollovers from other plans	275,701	68,164

	3,229,604	2,230,368

Total additions	10,293,429	6,232,264

Deductions from net assets attributed to:
Benefits paid to participants	1,006,173	802,377
Administrative expenses	78,145	44,912

Total deductions	1,084,318	847,289

Net increase	9,209,111	5,384,975

Net assets available for benefits:
Beginning	11,168,169	5,783,194

Ending	$20,377,280	$11,168,169

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	Description of Plan:

The following description of Urban Outfitters, Inc. (the “Company”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution 401(k) plan covering substantially all employees of the Company and its participating affiliates who have completed six months of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Effective July 1, 2003, and subject to certain limitations as outlined in the Plan, participants may elect to contribute from 1% to 25% of their eligible compensation, as defined, to the Plan. During the period from January 1, 2003 through June 30, 2003, participants could contribute from 1% to 20% of their eligible compensation to the Plan.

The Company may make matching contributions (allocated based on participant contributions for the year) and additional discretionary contributions (allocated based on participant compensation) to the Plan. To be eligible for employer contributions, a participant must have completed one year of continuous service. For each of the years ended December 31, 2004 and 2003, the Company made matching contributions equal to 25% of the first 6% of an employee’s compensation deferred under the Plan. No additional discretionary contributions were made.

Participant accounts:

Each participant’s account is credited with the participant’s elective and rollover contributions and an allocation of Plan investment earnings and the Company’s contribution, and charged with withdrawals and distributions and a share of Plan investment losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may change their self-directed investment options at any time.

Vesting:

Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company’s contributions is graded over five years of credited service. Participants become 100% vested if separated from service on account of retirement, death, or disability.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	Description of Plan (continued):

Forfeitures:

Forfeited Company contributions are used first to pay the administrative expenses of the Plan and then to reduce the Company’s contributions for such plan year. Forfeitures of $52,798 in 2004 and $44,804 in 2003 were used to pay administrative expenses of the plan and reduce employer contributions. Net assets available for benefits include forfeited balances of approximately $43,000 at December 31, 2004 and $21,000 at December 31, 2003.

Participant loans:

Participants may borrow from their vested accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant’s vested interest in their account. Loan terms range from one to five years, or up to fifteen years for the purchase of a residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of benefits:

A participant who separates from service before retirement, death, or disability may request early payment of their vested benefits. Benefits are paid as soon as administratively feasible following the date on which a distribution is requested or, in the case of a participant whose vested account balance does not exceed $5,000, as soon as administratively feasible following the participant’s termination of employment. A participant whose vested account balance exceeds $5,000 may elect to defer the payment of benefits until April 1 of the calendar year following their attainment of age 70½.

Separated participants may request an in-kind distribution of the portion of their vested account invested in Urban Outfitters, Inc. common stock.

Participants, upon attainment of age 59½, may elect to receive in-service distributions. Hardship withdrawals are also permitted.

Plan assets allocated to the accounts of persons who have terminated employment with the Company but have not withdrawn from the Plan approximated $2,900,000 at December 31, 2004 and $1,544,000 at December 31, 2003.

Funding policy:

The Company generally remits employee deferral and Company matching contributions to the Plan on a weekly basis.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2004 AND 2003

2.	Summary of significant accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Payment of benefits:

Benefits are recorded when paid.

Valuation of investments:

The Plan’s investments are stated at fair value using quoted market prices from a national securities exchange and are maintained by PNC Bank, N.A. Urban Outfitters, Inc. common stock is stated at fair value using quoted market prices from a national securities exchange. Pooled shares of registered investment companies are valued at fair value using quoted market prices from a national securities exchange and represent the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Investments subject the Plan to a concentration of market risk. Investments are subject to market volatility which could have a material effect on participant account balances.

Net appreciation in fair value of investments:

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the net realized gains or losses and the unrealized appreciation or depreciation on these investments.

Administrative expenses:

The Company provides participant data services to the Plan at no charge. The Plan generally pays all administrative expenses. During 2003, the Company paid $9,000 of fees related to audit services for the 2002 plan year. The 2003 plan year audit costs were not paid by the Company and are included in accrued expenses at December 31, 2004.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2004 AND 2003

3.	Net appreciation in fair value of investments:

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year ended December 31,
	2004	2003
Urban Outfitters, Inc. common stock	$6,468,413	$3,238,057
Registered investment companies	537,701	716,510

	$7,006,114	$3,954,567

4.	Excess contributions:

Contributions received from participants for 2004 and 2003 have been reduced by, and refundable contributions at December 31, 2004 and 2003 include, $145,749 refunded in March 2005 and $177,975 refunded in February 2004, respectively, to return excess deferral contributions, and related net gains or losses, to certain active participants in order to satisfy the relevant nondiscrimination provisions of the Plan.

5.	Plan termination:

Although they have not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related party transactions:

Certain Plan investments are shares of mutual funds managed by PNC Advisors. PNC Advisors is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are included in administrative expenses and amounted to $68,145 in 2004 and $44,912 in 2003.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2004 AND 2003

7.	Tax status:

The Plan’s most recent determination letter from the Internal Revenue Service, dated November 15, 2004, states that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not been amended since receiving the determination letter. The plan administrator and the Plan’s tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$20,377,280	$11,168,169
Amounts allocated to withdrawing participants	—	(9,697)
Amounts allocated for refundable contributions	145,749	177,975

Net assets available for benefits per Form 5500	$20,523,029	$11,336,447

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2004 and 2003 to schedule H of Form 5500:

	Year ended December 31,
	2004	2003
Benefits paid to participants per the financial statements	$1,006,173	$802,377
Amounts allocated to withdrawing participants at December 31, 2003	(9,697)	9,697

Benefits paid to participants per Schedule H, Form 5500	$996,476	$812,074

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2004 AND 2003

8.	Reconciliation of financial statements to Form 5500 (continued):

Amounts allocated to withdrawing participants are recorded on the schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions to net assets available for benefits per the financial statements to Form 5500:

	Year ended December 31,
	2004		2003
Total additions to net assets per the financial statements		$10,293,429		$6,232,264
Participant contributions per the financial statements	$2,440,477		$1,781,133
Amounts allocated for refundable contributions at December 31	144,908	144,908	143,657	143,657
Other	119	119	—	—

Participant contributions per Form 5500	$2,585,504		$1,924,790

Unrealized gain on amounts allocated for refundable contributions at December 31		841		34,318

Total additions per Form 5500		$10,439,297		$6,410,239

Amounts reported as refundable contributions at December 31, 2003 in the amount of $177,975 are reflected as corrective distributions on the income and expense statement in the 2004 Form 5500 at an adjusted amount of $178,094. The difference of $119 was recorded as an adjustment to participant contributions in the financial statements for the year ended December 31, 2004.

Amounts allocated for refundable contributions to certain participants of the Plan, and the related gain, were recorded as a liability of the Plan at December 31, 2004 and 2003, because they had not been paid as of those dates.

Plan Name: Urban Outfitters 401(k) Savings Plan	Plan Number: 002
Plan Sponsor: Urban Outfitters, Inc.	EIN: 23-2003332

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2004

Attachment for Schedule H, Line 4i

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
***	Urban Outfitters, Inc.	Common stock	$1,765,007	$11,215,778
***	PNC Bank	Pooled American Century Ultra Fund	336,901	380,573
***	PNC Bank	Pooled American Century Income and Growth Fund	468,315	533,473
***	PNC Bank	Pooled American Century GNMA Fund	270,291	267,065
***	PNC Bank	Pooled American Century Equity Growth Fund	281,125	331,674
***	PNC Bank	Pooled Fidelity Advisor Government Investment Fund	401,155	401,941
***	PNC Bank	Pooled Janus Adviser Capital Appreciation Fund	869,944	1,059,567
***	PNC Bank	Pooled Janus Adviser Growth Fund	557,823	617,992
***	PNC Bank	Pooled Janus Adviser Growth and Income Fund	851,422	996,668
***	PNC Bank	Pooled Janus Adviser Worldwide Fund	666,028	727,483
***	PNC Bank	Pooled BlackRock Index Equity Class A Fund	755,718	855,120
***	PNC Bank	Pooled BlackRock Money Market Fund	2,304,327	2,304,327
***	PNC Bank	Pooled BlackRock Small Cap Growth Equity Class A Fund	390,064	480,913
	Participant loans	Prime + 1%	0	373,871

*** Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Urban Outfitters 401(k) Savings Plan

Date: June 28, 2005	By:	/s/ JOHN E. KYEES
John E. Kyees Plan Administrator

Exhibit Index

Exhibit Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith